Flora Growth Corp.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

(Expressed in thousands of United States dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim condensed consolidated financial statements of the Corporation have been prepared by management and are the responsibility of the Corporation's management. The company’s independent auditor has not performed a review or an audit of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

As at	June 30, 2021	December 31, 2020

ASSETS
Current
Cash	$18,806	$15,523
Restricted cash (Note 7)	709	-
Trade and other amounts receivable (Note 3)	1,594	922
Loans receivable and advances (Note 4)	275	302
Prepaid expenses	1,759	347
Inventory (Note 5)	961	540
Total current assets	24,104	17,634
Non-current
Property, plant and equipment (Note 6)	2,409	411
Right of use assets (Note 6)	247	318
Investment (Note 7)	2,430	-
Intangible asset (Note 8)	631	658
Goodwill (Note 8)	431	431
Total assets	$30,252	$19,452

LIABILITIES
Current
Trade payables and accrued liabilities	$5,728	$1,809
Amounts payable to vendors on business combinations	-	605
Current portion of long term debt	54	251
Current portion of lease liability (Note 9)	80	78
Total current liabilities	5,862	2,743
Non-current
Non-current debt	46	69
Non-current lease liability (Note 9)	166	251
Deferred tax	139	139
Total liabilities	6,213	3,202

SHAREHOLDERS' EQUITY
Share capital (Note 10)	38,943	27,254
Options (Note 11)	2,491	2,396
Warrants (Note 12)	5,305	3,961
Accumulated other comprehensive (loss) income	(162)	39
Deficit	(22,384)	(17,287)
Non-controlling interest	(154)	(113)
Total Shareholders' equity	24,039	16,250
Total liabilities and shareholders' equity	$30,252	$19,452

Commitments and contingencies (Note 14)
Subsequent events (Note 19)

APPROVED ON BEHALF OF THE BOARD

Signed “Luis Merchan”, DIRECTOR

Signed “Bernard Wilson”, DIRECTOR

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenue (Note 18)	$1,159	$-	$2,118	$-

Cost of sales	714	-	1,106	-
Gross Profit	$445	$-	$1,012	$-

Expenses
Consulting and management fees (Note 13)	$1,033	$585	$2,262	$819
Professional fees	414	89	766	218
General and administrative	1,628	529	2,661	715
Travel expenses	106	206	143	233
Share based compensation (Note 11)	95	344	95	344
Depreciation and amortization (Notes 6 and 8)	44	27	119	57
Research and development	61	25	85	53
Foreign exchange loss	(73)	(75)	(78)	171
Total expenses	3,308	1,730	6,053	2,610

Loss before the undernoted items	(2,863)	(1,730)	(5,041)	(2,610)
Interest expense	21	39	64	72
Bad Debt expense (Note 4)	100	-	100	-
Other income	(23)	(52)	(67)	(81)
Net loss for the period	$(2,961)	$(1,717)	$(5,138)	$(2,601)

Other comprehensive loss
Exchange differences on foreign operations	434	(68)	200	(19)
Total comprehensive loss for the period	$(3,395)	$(1,649)	$(5,338)	$(2,582)

Net loss attributable to:
Flora Growth Corp.	$(2,958)	$(1,701)	$(5,097)	$(2,555)
Non-controlling interests	$(3)	$(16)	$(41)	$(46)

Comprehensive loss attributable to:
Flora Growth Corp.	$(3,392)	$(1,633)	$(5,297)	$(2,536)
Non-controlling interests	$(3)	$(16)	$(41)	$(46)

Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.07)	$(0.06)	$(0.13)	$(0.09)
Weighted average number of common shares outstanding (thousands)- basic and diluted (Note 15)	40,561	29,257	39,604	29,257

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statement of Shareholders' Equity
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	Common Shares (thousands)		Options	Warrants	Accumulated other comprehensive loss	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$
Balance, December 31, 2019	23,333	1,400	86	21	23	(2,824)	(11)	(1,305)

Regulation A Offering	5,723	10,984	-	1,893	-	-	-	12,877
Share issuance costs	-	(1,365)	-	(236)	-	-	-	(1,601)
Options exercised	200	37	(7)	-	-	-	-	30
Options issued (Note 11)	-	-	344	-	-	-	-	344
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	19	-	-	19
Loss for the period	-	-	-	-	-	(2,555)	(46)	(2,601)

Balance, June 30, 2020	29,256	11,056	423	1,678	42	(5,379)	(57)	7,763

Balance, December 31, 2020	38,355	27,254	2,396	3,961	39	(17,287)	(113)	16,250

Regulation A Offering and Initial Public Offering (Note 10)	3,332	16,664	-	-	-	-	-	16,664
Options issued (Note 11)	-	-	95	-	-	-	-	95
Warrants exercised (Note 12)	337	65	-	(5)	-	-	-	60
Warrants issued (Note 12)	-	-	-	1,349	-	-	-	1,349
Share issuance costs - cash (Note 10)	-	(2,024)	-	-	-	-	-	(2,024)
Share issuance costs - share based (Note 10)	-	(3,016)	-	-	-	-	-	(3,016)
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	(201)	-	-	(201)
Loss for the period	-	-	-	-		(5,097)	(41)	(5,138)
Balance, June 30, 2021	42,024	38,943	2,491	5,305	(162)	(22,384)	(154)	24,039

The accompanying notes are an integral part of these interim condensed consolidated financial statement

Flora Growth Corp.
Interim Condensed Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)

	For the six months ended	For the six months ended
	June 30, 2021	June 30, 2020

CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(5,138)	$(2,601)
Items not involving cash:
Depreciation and amortization	119	57
Stock-based compensation	95	344
Bad debt expense	100	-
Accrued interest on loans receivable	-	(25)
Accrued interest on loans payable and lease liability	15	13
	(4,809)	(2,212)

Net change in non‑cash working capital
Trade and other receivables	(772)	(220)
Inventory	(421)	-
Prepaid expenses	(1,415)	153
Trade payables and accrued liabilities	1,647	142
	(961)	75
Net cash flows from operating activities	(5,770)	(2,137)

CASH FROM FINANCING ACTIVITIES:
Initial Public Offering and Regulation A Offering (Note 10)	16,664	12,878
Share issuance costs (Note 10)	(2,024)	(1,601)
Exercise of options	-	30
Exercise of warrants	60	-
Repayments of lease liaility (Note 9)	(61)	(27)
Loans received	-	6
Interest paid	-	(34)
Long term debt repayments	(220)	-
Loan repayments	-	(1,016)
Net cash flows from financing activities	14,419	10,236

CASH FROM INVESTING ACTIVITIES:
Loans provided (Note 4)	(275)	(1,196)
Repayment of loan	224
Advances	-	(345)
Purchase of investment	(2,430)	-
Acquisition of property, plant and equipment	(1,384)	(83)
Asset Acquisitions (Note 7)	(1,306)	-
Net cash flow from investing activities	(5,171)	(1,624)

Effect of exchange rate change	(195)	76

CHANGE IN CASH DURING THE PERIOD	3,283	6,551

CASH, beginning of the period	15,523	140

CASH, end of the period	$18,806	$6,691

Supplementary information
Interest paid	$-	$33
Income taxes paid	$-	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

1. NATURE OF OPERATIONS
Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation, on March 13, 2019. The Company is focused on developing business for the purpose of cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. The Company’s head office is located at 198 Davenport Avenue, Toronto, Ontario, M5R 1J2, Canada.

On July 16, 2019, the Company signed a share purchase agreement to purchase 90% of Cosechemos YA S.A.S (“Cosechemos”). Coshemos is a business domiciled in Colombia whose business purpose is to cultivate and process cannabis into standardized, medicinal-grade oil extracts and related products.  Cosechemos is licensed by the Ministry of Health and Ministry of Justice in Colombia to cultivate, produce derivatives, distribute and commercialize domestically and internationally, derived non-psychoactive cannabis (less than 1% tetrahydrocannabinol “THC”) and by the Ministry of Health to manufacture psychoactive derivatives (more than 1% THC ) of cannabis.  As of June 30, 2021, Cosechemos has only grown cannabis for test purposes, and has made no commercial sales.

During the year ended December 31, 2020, the Company incorporated several new operating businesses.  Flora Beauty LLC was incorporated in Colorado and its subsidiary, Sucursal Colombia was incorporated in Colombia. Their operations include the manufacture and sale of make-up and beauty products.  Hemp Textiles & Co. LLC was incorporated in Florida, and Hemp Textiles & Co S.A.S. was incorporated in Colombia. Their operations include the manufacture and sale of hemp-based clothing and textiles.  See Note 2 for additional details on the incorporation of these companies and their subsidiaries.

During the year ended December 31, 2020, the Company also acquired three operating companies in Colombia engaged in the distribution of food and beverages, and the manufacture and sale of medical and pharmaceutical products.

The Company has recognized the sale of products both with and without cannabis related products

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

2. BASIS OF PRESENTATION

Statement of compliance

These interim condensed consolidated financial statements have been prepared by management in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements do not include all notes of the type normally included within the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These interim condensed consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2020, with the exception of the adoption of amendments to accounting standards as described below.

These interim condensed consolidated financial statements were approved and authorized for issuance by the Company's Audit Committee on September 16, 2021 and by the Board of Directors of the Company on September 17, 2021.

Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the interim condensed consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. As of June 30, 2021, the Company had the following subsidiaries:

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

Subsidiaries	Country of incorporation	Ownership	Functional currency

Cosechemos YA S.A.S.	Colombia	90%	Colombian Peso (COP)
Flora Growth Corp. Sucursal Colombia	Colombia	100%	Colombian Peso (COP)
Hemp Textiles & Co. LLC	United States	100%	United States Dollar (USD)
Hemp Textiles & Co. S.A.S.	Colombia	100%	Colombian Peso (COP)
Flora Beauty LLC	United States	87%	United States Dollar (USD)
Flora Beauty LLC Sucursal Colombia	Colombia	100%	Colombian Peso (COP)
Kasa Wholefoods Company S.A.S.	Colombia	90%	Colombian Peso (COP)
Kasa Wholefoods Company LLC	United States	90%	United States Dollar (USD)
Flora Lab S.A.S. (formerly Grupo Farmaceutico Cronomed S.A.S.)	Colombia	100%	Colombian Peso (COP)
Labcofarm Laboratorios S.A.S.	Colombia	100%	Colombian Peso (COP)
Breeze Laboratory S.A.S.	Colombia	90%	Colombian Peso (COP)

Basis of measurement

The interim condensed consolidated financial statements of the Company have been prepared on an accrual basis except for cash flow information and are based on historical cost except for financial instruments measured at fair value. The unaudited interim condensed consolidated financial statements are presented in thousands of United States dollars unless otherwise noted.

3. TRADE AND AMOUNTS RECEIVABLE
The trade and other receivables balance as at June 30, 2021 and December 31, 2020 consists of trade accounts receivable, amounts recoverable from the Government of Canada for Harmonized Sales Taxes (“HST”) and amounts receivables.

	June 30, 2021	December 31, 2020

Trade accounts receivable	$773	$254
HST receivable	570	459
Other amounts receivable	252	209
Total	$1,594	$922

Trade accounts receivable is presented net of allowance of $100.

4. LOANS RECEIVABLE AND ADVANCES

Loans Receivable and advances- 2021

As  of June 30, 2021, the Company had provided a loan of CHF250 ($275) to Koch and Gsell.  The purpose of making this loan was to provide Koch and Gsell with additional workingcapital .  The loan is secured by a general security agreement, an interest rate at LIBOR plus 1.00% per annum and payable on the maturity date.  The Maturity date of the loan is August 28th, 20201

Loans Receivable and advances- 2020

As of December 31, 2020, the Company had provided a loan of $224 to Sanaty IPS S.A.S. (“Sanaty”).  The purpose of making this loan was to provide working capital to Sanaty as a potential acquisition target.  The loan was repaid in 2021. Sanaty is 28% owned indirectly by Medivolve Inc.  Deborah Battiston is the former Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

As of December 31, 2020, the Company had provided an advance of $78 to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”).  The purpose of making this advance was for a prepayment of the purchase price on the asset acquisition that was closed subsequent to December 31, 2020.

5. INVENTORY

Inventory, as of June 30, 2021 and December 31, 2020, is comprised of the following:

	June 30,	December 31,
	2021	2020
	$	$
Raw materials and supplies - Pharmaceuticals and nutraceuticals	481	174
Raw materials and supplies - Agricultural	15	-
Raw materials and supplies - Foods and Beverages	5	-
Raw materials and supplies - Textile produts	80	8
Total raw materials and supplies	581	182

Work in progress - Pharmaceuticals and nutraceuticals	57	174
Work in progress - Textile produts	7	8
Total work in progress	64	182

Finished goods - Beauty products	54	18
Finished goods - Textiles products	42	37
Finished goods - Pharmaceuticals and nutraceuticals	149	274
Finished goods - Beverages and food products	149	29
Total finished goods	394	358
Reserves	(78)	-

Total	961	540

As of June 30, 2021 and December 31, 2020, the Company does not have any biological assets.

During the six months period ended June 30, 2021, $1,106 of inventory was expensed to cost of sales (2020 - $nil).

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

6. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress $	Machinery and Office equipment $	Vehicle $	Land $	Subtotal $	Right of use assets $	Total $
Cost as at December 31, 2020	136	130	39	131	436	379	815
Additions	19	1,113	-	1,064	2,196	-	2,196
Foreign exchange translation	(10)	(19)	(3)	(10)	(41)	(31)	(72)
Cost as at June 30, 2021	145	1,112	36	1,185	2,478	348	2,827

Accumulated depreciation
Accumulated depreciation as at December 31, 2020	-	(21)	(4)	-	(25)	(61)	(86)
Depreciation	-	(40)	(4)	-	(44)	(45)	(89)
Foreign exchange translation	-	3	-	(3)	-	5	4
Accumulated depreciation as at June 30, 2021	-	(58)	(8)	(3)	(69)	(101)	(171)

Net book value
As at June 30, 2021	145	1,054	28	1,182	2,409	247	2,656
As at December 31, 2020	136	109	35	131	411	318	729

The Company is constructing greenhouses in Colombia, the expenditures for which are recorded as construction in progress which is not currently being depreciated.  Depreciation will commence when construction is complete, and the facility is available for its intended use. All of the Company’s property, plant and equipment is domiciled in Colombia.

7. ASSET ACQUISITION AND INVESTMENT

Asset acquisition
On January 12, 2021, the Company acquired certain laboratory assets from Laboratorios Quipropharma S.A.S. (“Quipropharma”). The purchase price was COP1,200,000 ($350) which has been fully paid.  Additionally, the Company also entered into an agreement with Quipropharma to purchase certain real estate assets for COP3,940,000 ($1,143). The Company advanced COP1,300,000 ($377) related to the real estate acquisition which has been fully paid.  The remaining balance of COP2,640,000 ($709) has been deposited to an account in trust and is recorded as restricted cash on the condensed interim consolidated statement of financial position, pending the transfer of title of the real estate assets.

This acquisition did not meet the definition of a business combination under IFRS 3 and was therefore recorded as an asset acquisition. The asset acquisition was recorded at 100% of the fair value of the net assets acquired.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

Property and equipment	$ 1,493
Total consideration paid	$ 1,493

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

8. INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the six months period ended June 30, 2021 is as follows:

	Licenses	Customer relationships	Trademarks and brands	Goodwill	Total
Cost
At January 1, 2021 and June 30, 2021	$410	$189	$121	$431	$1,151

Accumulated Amortization
At January 1, 2021	$64	$-	$-	$-	$64
Additions	26	-	-	-	$26
At June 30, 2021	$90	$-	$-	$-	$90

Foreign Currency translation	1	-	-	-	1

Net book value at June 30, 2021	$321	$189	$121	$431	$1,062

The Company’s intangible asset acquired in 2019 consist of a license is for the production of non-psychoactive cannabis products on its property located in Colombia. The Company’s intangible asset acquired in 2020 consist of customer relationships, tradenames/brands and licenses and certifications for formulations as a result of the acquisitions of Kasa Wholefoods Company S.A.S., Breeze Laboratory S.A.S and Flora Lab S.A.S. (formerly Grupo Farmaceutico Cronomed S.A.S.).

None of the Company’s intangible assets are individually material.  The amortization policy for each class of intangible asset is disclosed in Note 3 to the December 31, 2020 consolidated financial statements.

9. LEASE LIABILITY

The Company’s subsidiary entered into a land lease for 361 hectares of property in the municipality of Giron, in Santander, Colombia. The land is subject to a 6-year lease and is recorded as a right of use asset in property, plant and equipment.  The discount rate used to calculate the lease liability is 5.2%.
The Company’s subsidiary has a lease for an administrative office, which began on March 1, 2020, and expires on September 30, 2024 and is recorded as a right of use asset in property, plant and equipment. The incremental borrowing rate used to calculate the lease liability is 21.6%.
A continuity of lease liability for the six months period ended June 30, 2021 is as follows:

As at December 31, 2020	$329
Lease payments	(61)
Interest expense on lease liability	14
Foreign currency translation	(25)
Cancellation of lease	(83)
Acquisition of lease	72
As of June 30, 2021	$246
Current portion	80
Long term portion	$166

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Less than one year	$99
One to five years	217
316
Effect of discounting	(70)
246
Potential exposure on extension option (over 5 years) (i)	$325

(i) There is an option to extend the lease in the event that neither the lessee nor the lessor terminates the lease, for an additional five years.

10.     CAPITAL STOCK

a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

On April 30, 2021, the Company consolidated its issued and outstanding common shares on the basis of one new common share of the Company for every three existing common shares of the Company. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

	Number of shares (thousands)	Stated value $
Balance, December 31, 2020	38,355	$27,254
Initial Public Offering and Regulation A Offering	3,332	16,664
Share issuance costs – cash	-	(2,024)
Share issuance costs – share based	-	(3,016)
Stock warrant exercises	337	65
Balance, June 30, 2021	42,024	$38,943

The Company had the following common share transactions:

Six months ended June 30, 2021

INITIAL PUBLIC OFFERING
On May 13, 2021, the Company closed its Initial Public Offering (“IPO”) upon which it issued 3,333 common shares of the Company at a price of $5 per common share for gross proceeds of $16,667.  On May 11, 2021, the Company was listed on the NASDAQ stock exchange. In connection with the closing, the Company has paid unit issuance costs of $1,796 in cash, issued 632 warrants to the underwriters of the IPO, valued at $1,349 and committed to issue 333 common shares to Luis Merchan, the Chief Executive Officer of the Company, which has been valued at $1,667 based on the IPO price per share of $5.  As the shares have not been issued as of June 30, 2021, they have been recorded to accounts payable and accrued liabilities on the interim condensed consolidated financial statements.

REGULATION A OFFERING
During the six months ended June 30, 2021, the Company issued 26 units of the Company at a price of $2.25 per unit for gross proceeds of $58. Each Unit is comprised of one common share in the capital of the Company, with no par value per share, and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $3.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.  Flora sold the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933.  Additionally, the Company cancelled 28 units of the Company at a price of $2.25 per unit and valued at $61.  The units were cancelled due to non-payment of the subscription price.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

On January 14, 2021, 333 warrants were exercised by an executive officer of the Company at $0.15 for total proceeds of $50.  The warrant valuation of $3 was reallocated from warrants to capital stock.  Additionally, during the six months ended June 30, 2021, 3 warrants were exercised at $3.00 per warrant for gross proceeds of $10, an amount of $2 was reallocated from warrants to capital stock upon the exercise.

11. OPTIONS

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the Shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements. Stock option vesting terms are subject to the discretion of the board of directors.

Information relating to share options outstanding and exercisable as of June 30, 2021 and December 31, 2020 is as follows:

Balance, December 31, 2020	3,794	$1.08
Granted	408	3.79
Balance, June 30, 2021	4,202	$1.34

Date	Options	Options	Exercise	Grant date	Remaining life
of expiry	outstanding	exercisable	price	fair value	in years

June 28, 2024	2,111	2,111	$0.15	$78	2.99
April 23,2025	250	250	$2.25	344	3.81
July 6, 2025	183	183	$2.25	252	4.02
July 31, 2025	17	17	$2.25	23	4.08
September 8, 2025	67	67	$2.25	92	4.19
November 4, 2025	667	667	$2.25	918	4.35
December 16, 2025	500	500	$2.25	689	4.46
June 3, 2023	8	-	$3.87	1	4.93
June 3, 2026	233	-	$3.87	56	4.93
June 10, 2026	167	-	$3.68	38	4.95
	4,202	3,794	$1.34	$2,491	3.69

The fair value of stock options issued during the six months ended June 30, 2021 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results:

Risk-free annual interest rate	0.92%
Current stock price	$ 3.77
Expected annualized volatility	100%
Expected life (years)	4.91
Expected annual dividend yield	0%
Exercise price	$ 3.77

The total expense related to the fair value of options granted which was recognized in the period ended June 30, 2021 was $95 (2020 - $344).  The options issued in 2021 vest one year following the date of grant.

The expected volatility is based on comparable companies.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

12. WARRANTS
During the period ended June 30, 2021, there were 632 warrants issued as a share issuance costs pursuant to the Initial Public Offering (Note 10(b)).The issue date fair value of the warrants was estimated at $1,349 using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100% based comparable companies; risk-free interest rate of 0.91% and an expected life of 5 years.

	Number of warrants (thousands)	Weighted average exercise price
Balance, January 1, 2021	9,000	$ 2.26
Granted	632	4.20
Exercised	(337)	0.18
Balance, June 30, 2021	9,295	$ 2.47

The following table shows all warrants outstanding as at June 30, 2021:

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years

March 15, 2022	2,000	$ 0.15	$ 18	0.71
July 23, 2021- July 20, 2022	6,663	$ 3.00	$ 4,392	0.49
May 10, 2026	233	$ 6.25	$ 831	4.86
May 10, 2026	399	$ 3.00	$ 518	4.86
	9,295	$ 2.47	$ 5,760	0.86

See subsequent events Note 19 – Warrant extension and Warrant exercise.

13. RELATED PARTY DISCLOSURES

Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months to thirty-six months and change of control contingent provisions (Note 14). Key management personnel compensation is comprised of the following:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Directors & officers compensation	$563,062	$81,347	$736,033	$157,638
Share-based payments	1,748,347	-	1,748,347	-
	$2,311,409	$81,347	$2,484,380	$157,638

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, and was determined to be executive officers and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the board of directors of the Company having regard to the performance of individuals and market trends.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

As of June 30, 2021, nil of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (December 31, 2020 – nil). These amounts are unsecured, non-interest bearing and due on demand.

During the six months period ended June 30, 2021, the Company incurred expenses for consulting, rent and promotion services in the amount of $72 (2020 - $66) from 2227929 Ontario Inc. and expenses for consulting in the amount of $60 (2020 -60) from Forbes and Manhattan Inc.

As of June 30, 2021, $2 (December 31, 2020 - $11) was owed to 2227929 Ontario Inc. and $11 (December 31, 2020  - $11) was owed to Forbes and Manhattan and was included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand.  Fred Leigh is a former director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a former director and former Chairman of the Company and is also a director of Forbes and Manhattan Inc.

As of June 30, 2021, $198 (December 31, 2020 - $198) was owed to Medivolve Inc.and was included in trade payables and accrued liabilities, and is unsecured, non-interest bearing and due on demand.  Deborah Battiston is the former Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.  During the year ended December 31, 2020, the Company purchased inventory of $190 from Medivolve Inc.

During the six months period ended June 30, 2021, the Company was to issue 333 shares valued at $1,667 upon the successful closing of the Company’s Initial Public Offering to the Company’s Chief Executive Officer.  This amount has been recorded to share issuance cost – share based on the interim condensed consolidated statement of financial position.

See Note 4 for loans receivable and advances to related parties.

14. COMMITMENTS AND CONTINGENCIES

Management contracts
The Company is party to certain management contracts. Currently, these contracts require payments of CAD$2,532 and $1,185 (approximately $3,231) to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments to certain individuals upon termination of approximately CAD$1,359 (approximately $1,098) pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Shared services and space commitment
The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies at a cost of CAD$15 per month, with a minimum commitment of CAD$45. This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc. (Note 13).

15. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

June 30, 2021
Stock options (Note 11)	4,202
Warrants (Note 12)	9,295
13,497

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental
The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

Fair value
The Company’s financial instruments measured at amortized cost as at June 30, 2021 and December 31, 2020, consist of cash, restricted cash, trade and amounts receivable, loans receivable, trade payables and accrued liabilities, amounts payable to vendors on business combinations, long term debt and loans payable. The amounts reflected in the interim condensed consolidated statements of financial position approximate fair value due to the short-term maturity of these instruments. The carrying amount of non-current liabilities approximates fair value due to discounting.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company’s investment in Hoshi is measured as a level 3 fair value financial instrument within the fair value hierarchy as at June 30, 2021.

Level 3 Hierarchy

Within Level 3, the Company includes private company investments that are not quoted on an exchange.  The key assumptions used in the valuation of these investments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments.  Such changes may have a significant impact on the Company’s financial condition or operating results.

The fair value of the Hoshi investment was categorized as a recent transaction as the valuation technique and marketability of shares was the significant unobservable input used with Level 3 as at June 30, 2021.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview
The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade and other receivables, loans receivable and cash held with banks and other financial intermediaries.

The carrying amount of the cash, restricted cash, trade and amounts receivables and loan receivable represents the maximum credit exposure which amounted to $22,052 as at June 30, 2021 (December 31, 2020 - $16,747).

The Company has assessed that there has been no significant increase in credit risk of the loans receivable from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans’ receivable and advances as at June 30, 2021 and December 31, 2020.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2021, the Company identified certain accounts that may result in a credit loss on its accounts receivable, for which expected credit losses are recognized.

The Company held cash and restricted cash of $18,806 and $709, respectively at June 30, 2021 (December 31, 2020 - $15,523 and nil), of which, $18,805 (December 31, 2020 - $15,393) is held with central banks and financial institution counterparties that are highly rated. The remaining amount of $1 (December 31, 2020 - $130) is held with a financial intermediary in Colombia. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at June 30, 2021 and December 31, 2020.

Market risk
Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

   Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at June 30, 2021, the Company had the following monetary assets and liabilities denominated in foreign currencies:

June 30, 2021	CAD	COP	EUR	CHF
Cash	$1,206	3,061,465	$114	$-
Restricted cash	-	2,627,146	-	-
Trade and other amounts receivable	570	3,164,525	-	-
Loans receivable	-	-	-	250
Prepaid expenses	-	2,818,958	-	-
Inventory	-	3,558,624	-	-
Trade payables and accrued liabilities	(201)	(9,213,840)	-	-
Lease liability	-	(909,638)	-	-
Long term debt	-	(369,888)	-	-
	$1,575	4,737,351	114	250

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

As of December 31, 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2020	CAD	COP	EUR
Cash	$1,839	889,204	$118
Amounts receivable	594	1,478,432	-
Prepaid expenses	-	1,171,419	-
Trade payables	(581)	(4,032,077)	-
Accrued liabilities	(120)	-	-
Lease liability	-	(1,126,542)	-
Long term debt	-	(1,098,081)	-
	$1,732	(2,717,645)	118

Monetary assets and liabilities denominated in Canadian dollars, Colombian pesos, Euros and Swiss Francs are subject to foreign currency risk. As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $64 (December 31, 2020 - $68) in the Company’s net loss. As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Colombian peso with all other variables held constant, there would have been a change of approximately $64 (December 31, 2020 - $40) in the Company’s other comprehensive income. As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Euro with all other variables held constant, there would have been a change of approximately $6 (December 31, 2020 – $7) in the Company’s other comprehensive income.  As at June 30, 2021, had the United States dollar weakened/strengthened by 5% against the Swiss Franc with all other variables held constant, there would have been a change of approximately $13 (December 31, 2020 – nil) in the Company’s other comprehensive income.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $5,728, amounts payable to vendors on business combination of nil, long term debt of $100 and lease liability of $246 as of June 30, 2021. The Company had cash of $18,806 and restricted cash of $709 as at June 30, 2021. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Novel Coronavirus (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

17. CAPITAL MANAGEMENT

The Company considers the aggregate of its common shares, options, warrants and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

At June 30, 2021, the Company has minimal cash-generating operations; therefore, the main source of cash flow is generated from financing activities. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

The Company is not subject to any external capital requirements. During the six months ended June 30, 2021 there were no changes in the Company’s approach to capital management.

18.             SEGMENTED INFORMATION

The Company is engaged in the growth, cultivation, and development of medicinal cannabis and medicinal cannabis derivative products through its Colombian subsidiary. The Company is also engaged in the beauty products, hemp industries, beverage and food and pharmaceuticals and nutraceuticals through its other Colombian and American subsidiaries. Management has defined the operating segments of the Company based on operational areas, identifying operations in cannabis growth and derivative production, beauty products, hemp industries, beverage and food and pharmaceuticals and nutraceuticals separate reporting segments. The Corporate segment reflects balances and expenses related to all Company operations outside of Colombia and the United States which collectively represent the corporate operations of the Company and operating segments below quantitative thresholds for individual reporting (beverage and food, and pharmaceuticals and nutraceuticals). The following tables show information regarding the Company’s segments for the six months period ended June 30, 2021.

For the six months ended June 30, 2021	Cannabis growth and derivative production		Beauty products		Hemp industries		Beverage and food		Pharmaceuticals and nutraceuticals		Corporate		Total
	$		$		$		$		$		$		$

Revenue		-		213		73		310		1,522		-		2,118

Cost of Sales		-		97		16		223		770		-		1,106
Gross profit		-		116		57		87		752		-		1,012

Expenses
Consulting and management fees (Note 13)		129		467		41		57		248		980		1,922
Professional fees		54		20		1		1		99		590		765
General and administrative		88		317		139		92		267		1,430		2,333
Travel expenses		6		18		-		1		-		119		144
Share based compensation (Note 11)		-		-		-		-		-		95		95
Depreciation and amortization (Notes 6 and 8)		66		19		-		-		34		-		119
Research and development		85		-		-		-		-		-		85
Foreign exchange loss		-		-		-		-		(38)		(40)		(78)
Total expenses		428		841		181		151		610		3,174		5,385

Loss before the undernoted items		(428)		(725)		(124)		(64)		142		(3,174)		(4,373)
Interest expense		-		6		2		-		56		-		64
Bad debt expense		-		-		-				100		-		100
Other income		-		-		-		-		(64)		(3)		(67)
Net loss for the period		$(428)		$(731)		$(126)		$(64)		$50		$(3,171)		$(4,470)

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
(Unaudited – prepared by management)
For the six months ended June 30, 2021 and 2020
(in thousands of United States dollars, except per share amounts)

Geographical Segments
	Colombia		United States		Canada		Total
	$		$		$		$
Non-current assets at June 30, 2021		3,718		-		2,430		6,148
Liabilities at June 30, 2021		3,135		-		3,078		6,213

Non-current assets at December 31, 2020		1,818		-		-		1,818
Liabilities at December 31, 2020		1,922		12		1,268		3,202

Period ended June 30, 2021
Net revenue		2,069		49		-		2,118
Gross profit		1,009		3		-		1,012

19.             SUBSEQUENT EVENTS

VESSEL BRAND INC. ACQUISITION
On August 17, 2021, Flora signed a Letter of Intent (the “LOI”) to acquire 100% of Vessel Brand Inc. (“Vessel”) for consideration of an aggregate amount of $30 million to be satisfied by a combination of a cash payment and/or the issuance of Flora common shares. The completion of the transaction to acquire Vessel is subject to customary closing conditions, including due diligence to the satisfaction of both parties and the entering into of definitive agreements.

WARRANT EXERCISE
Subsequent to June 30, 2021, 2,807 warrants were exercised at $3 for gross proceeds of $8,417.

WARRANT EXTENSION
Subsequent to June 30, 2021, the Company extended the expiry date of the warrants granted under the Regulation A Offering by three months.

HOSHI EQUITY INVESTMENT CLOSED
Subsequent to June 30, 2021, the Company closed its 2 million Euro investment in Hoshi. The company will receive 2,000,000 share purchase warrants from Hoshi to acquire 2,000,000 common shares of Hoshi in exchange for 225,000 common shares of the Company. This exchange will strengthen the long-term strategic alignment between Hoshi management and the Company as well as increasing the Company’s investment in Hoshi.